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Please ignore the 40-17F2 filing on 12/15/05 at approximately 10:57 a.m.
Eastern Time, for First American Investment Funds, Inc. under the CIK 0000820892, accession number 0001047469-05-028264. It was filed incorrectly under the wrong CIK. There should not have been any filings under that specific CIK number.